Exhibit 99.1

NEWS RELEASE

YAMANA GOLD ANNOUNCES RECORD RESERVES AND RESOURCES

– Proven and probable gold reserves increase 8%; measured and indicated resources increase 22% –

TORONTO, ONTARIO, March 3, 2009 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that proven and probable gold reserves increased to 19.4 million ounces as of December 31, 2008.  Total new discovered proven and probable gold reserves totalled 2.5 million ounces in 2008. With approximately 1.0 million ounces having been mined in 2008, net gold reserves increased by approximately 1.5 million ounces, representing a net increase of eight percent. Total measured and indicated gold resources increased significantly to 15.7 million ounces, up 22 percent from 12.9 million ounces a year earlier.  Approximately 7.9 million new ounces of gold were added across all categories before production, which exceeds the Company’s previous expectation of 7.0 million new ounces.  Discovery costs for proven and probable plus measured and indicated gold ounces were approximately US$12.00 per gold ounce which compares well to the industry average.

The increase in proven and probable gold reserves is primarily due to the addition of over 600,000 ounces at Mercedes in Mexico, and net additions of more than 1.1 million ounces at Gualcamayo in Argentina, more than 140,000 ounces at Minera Florida in Chile, more than 200,000 ounces at Jacobina and approximately 100,000 ounces at Chapada in Brazil.  At Gualcamayo, the proven and probable reserve increase includes 240,000 ounces from the QDD main deposit, which will now enable the Company to evaluate further extending the mine life.  At Jacobina, new reserve ounces exceeded ounces mined, resources were upgraded from inferred to measured and indicated and the average grade improved notably.  At El Peñón, the Company replaced most of the ounces mined and significantly increased measured and indicated resources.  The proven and probable reserve estimate at El Peñón does not include Bonanza and Al Este. Yamana has increased infill drilling this year with the goal of upgrading resources to reserves. The total resource estimate does not include drilling completed at Pilar for 2008 and the Company expects to provide a resource estimate update in Q2 2009.

Below is a summary of the changes in gold mineral reserves year-over-year:

Proven and probable reserves as of December 31, 2007	17.9 Moz
Net property dispositions (Rossi)	(0.1)
Mined ounces during 2008	(0.95)
Discovered ounces during 2008	2.5
Proven and probable reserves as of December 31, 2008	19.4 Moz

“Yamana’s exploration program last year resulted in the addition of nearly eight million new ounces of gold across all categories, and in terms of reserves we discovered about 1.5 times ounces more than we mined,” said Peter Marrone, Yamana’s chairman and CEO. “Yamana increased measured and indicated resources substantially last year. The objective of our exploration program this year is to continue to build on this growth through consolidation and upgrading of resources to reserves and to find new gold ounces at or near our existing mines. With gold reserves and gold resources at record levels, our goal of increasing total production by approximately 35 percent to 1.35 million gold equivalent ounces in 2009 is well supported.”

Yamana’s exploration budget this year is expected to total a minimum of US$56 million (US$37 million capitalized and the remainder expensed) with the goal of further increasing mineral reserves and resources.  In 2009, Yamana’s exploration program will focus on mine and near-mine opportunities primarily in Chile, Brazil, Mexico and Argentina as the Company concentrates on expansions and advanced projects for near development. Main areas of focus in 2009 include:

•	Increased drilling at El Peñón with an emphasis on the prospective North Block area with the objective of discovering another 600,000 gold equivalent ounces this year.
•
Further exploration of the QDD Lower West deposit at Gualcamayo, including about 100 metres of underground development and 10,000 metres of diamond drilling to extend the deposit along strike to the west with the intention of expanding the known ore body and total mineable reserves in that western area.

•
Continued drilling at Mercedes targeting 30,000 metres of drilling with the goal of upgrading inferred mineral resources and some narrow indicated mineral resources to reserves, with the intention of increasing mineral reserves by an additional 300,000 gold equivalent ounces in due course.

•
Ongoing exploration at Pilar targeting 20,000 metres of drilling with the intention of supporting a sufficient resource for a feasibility level study late this year. An update to Pilar’s resource estimate for 2008 drilling is expected in Q2 2009.

•
Continued infill drilling at Ernesto/Pau-a-Pique in Brazil with the objective of upgrading inferred mineral resources to measured and indicated mineral resources to support a feasibility study by the end of 2009.

Complete reserve and resource information for all metals, including tonnage, grade, accompanying metals price assumptions can be found on the Company’s website, www.yamana.com, in the “Investors” section under “Reserves & Resources”.

FINANCIAL RESULTS
Yamana will release its fourth quarter and year-end 2008 financial results after the close of business on March 4, 2009. A conference call will follow on March 5, 2009 at 11:00 am EST.

Conference Call Information:

Toll Free (North America):	1-877-874-1570
International:	719-325-4757
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free Replay Call (North America):	1-888-203-1112, Passcode: 9741441
Replay Call:	719-457-0820, Passcode: 9741441

The conference call replay will be available from 1:00 p.m. EST on March 5, 2009 until 11:59 p.m. EST on March 12, 2009. For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Central America. Yamana is producing gold and other precious metals at intermediate company production levels. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake	Letitia Wong
Vice President, Investor Relations &	Director, Investor Relations
Corporate Communications	(416) 815-0220
(416) 815-0220	Email: investor@yamana.com
Email: investor@yamana.com
www.yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation.  Except for statements of historical fact relating to the company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include, but are not limited to, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.